                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about July 31, 1997, to the holders of the Common Stock (as defined below) of Outboard Marine Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Detroit Diesel Corporation ("DDC") to at least a majority of the seats on the Company's Board of Directors (the "Board"). The Company, DDC and OMC Acquisition Corp., a wholly owned subsidiary of DDC (the "Offeror"), entered into a merger agreement dated as of July 8, 1997 (the "Merger Agreement") pursuant to which the Offeror agreed, among other things, to commence a tender offer (the "Offer") to purchase 13,842,619 shares of the Company's $0.15 par value common stock (the "Common Stock") at a price of $16.00 per share, payable in cash. If the Offer is consummated, and subject to certain conditions, the Offeror will be merged with and into the Company, with the Company becoming a wholly-owned subsidiary of DDC.

     The Merger Agreement requires the Company, upon the purchase of shares of Common Stock pursuant to consummation of the Offer, to use its reasonable efforts to cause DDC's designees (the "Designees") to be elected to that number of the seats on the Board, rounded up to the next whole number, as will give DDC representation on the Board equal to the product of (i) the number of directors on the Board and (ii) the percentage that the number of shares of Common Stock purchased by DDC or the Offeror or any affiliate thereof bears to the aggregate number of shares of Common Stock outstanding. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, on July 15, 1997, the Offeror commenced the Offer and filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule 14D-1 with respect to the Offer, which contained an Offer to Purchase, a related Letter of Transmittal and other ancillary documents pursuant to which the Offer was made. The Offer is scheduled to expire at midnight, Eastern Daylight Savings Time, on August 11, 1997, subject to extension as described in the Merger Agreement.

     The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning DDC, the Offeror and the Designees has been furnished to the Company by DDC and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Common Stock constitutes the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of June 30, 1997, there were 20,205,515 shares of Common Stock outstanding.

                               BOARD OF DIRECTORS

GENERAL

     The Board currently consists of nine members ("Directors"). Members of the Board are elected to serve three-year terms and each Director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

BUYER DESIGNEES

     Pursuant to the Merger Agreement, upon the acquisition by the Offeror of the 13,842,619 shares subject to the Offer, DDC is entitled to have its Designees hold that number of the seats on the Board, rounded up to the next whole number, as will give DDC representation on the Board equal to the product of (i) the number of directors on the Board and (ii) the percentage that the number of shares of Common Stock purchased by DDC or the Offeror or any affiliate thereof bears to the aggregate number of shares of Common Stock outstanding. The Company has agreed in the Merger Agreement to use its reasonable efforts to cause the Designees to be elected to the Board.

     DDC has informed the Company that the directors and executive officers listed in Schedule I attached hereto constitute DDC's Designees. DDC has informed the Company that each of the persons listed in Schedule I has consented to act as a Director, if so designated. The business address of DDC and the Offeror is 13400 Outer Drive, West, Detroit, Michigan 48239-4001.

     It is expected that the Designees may assume office at any time following the consummation of the Offer and that, upon assuming office, the Designees will thereafter constitute a majority of the Board.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following tables set forth information with respect to (i) persons or groups who are known to the Company to be beneficial owners, as of June 30, 1997, of more than 5% of the outstanding Common Stock (the "Investor Table") and
(ii) beneficial ownership of Common Stock held, as of June 30, 1997, by each of the Company's Directors, Named Executives (as defined below) and all the Company's Directors and the Company's elected and appointed corporate officers (the "Executive Officers") as a group (the "Director and Executive Officer Table"). Beneficial ownership is defined as the sole or shared power to vote, or direct the disposition of, a security. Except as otherwise indicated, beneficial ownership in the following tables includes sole voting and dispositive power.

                               INVESTOR TABLE(1)

                                                                   SHARES
                                                                BENEFICIALLY    PERCENT OF
                      NAME AND ADDRESS                             OWNED          CLASS
                      ----------------                          ------------    ----------
ICM Asset Management, Inc.(2)
  601 West Main Avenue
  Spokane, Washington 99201.................................     2,096,215        10.38%
Greenway Partners, L.P.(3)
  277 Park Avenue 27th Floor
  New York, New York 10017..................................     2,000,000         9.92%
John Hancock Asset Management(4)
  P.O. Box 111
  Boston, MA 02199..........................................     1,490,539          7.4%
FMR Corp.(5)
  82 Devonshire Street
  Boston, Massachusetts 02109-3614..........................     1,241,100         6.14%
Dimensional Fund Advisors, Inc.
  1299 Ocean Avenue
  Santa Monica, California 90401............................     1,023,900         5.07%

-------------------------
(1) Based upon Schedules 13D and Schedules 13G as filed with the Securities and Exchange Commission pursuant to the Exchange Act and other publicly available information.

(2) Pursuant to its Schedule 13G, ICM Asset Management, Inc. has sole dispositive power and beneficial ownership of the Common Stock.

(3) A Schedule 13D was filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway, Greentree and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of both Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. Messrs. Kingsley and Duberstein are both citizens of the United States.

(4) Pursuant to its Schedule 13G, 1,433,339 shares of Common Stock are owned through its indirect, wholly-owned subsidiary, NM Capital Management Inc., 56,700 through its indirect wholly-owned subsidiary John Hancock Adviser, Inc., and 500 through its direct, wholly-owned subsidiary, Independence Associates, Inc.

(5) Pursuant to its Schedule 13G, the Common Stock is owned through its wholly-owned subsidiaries Fidelity Management & Research Company and Fidelity Management Trust Company. In addition, Edward C. Johnson III and FMR Corp., through its control of these subsidiaries, each has dispositive power over the Common Stock held.

                      DIRECTOR AND EXECUTIVE OFFICER TABLE

                                                                   SHARES       OPTION SHARES
                                                                BENEFICIALLY    BENEFICIALLY
                                                                  OWNED(1)        OWNED(2)
                                                                ------------    -------------
D. Jeffrey Baddeley.........................................       27,353           20,825
Frank Borman................................................        4,423                0
Harry W. Bowman.............................................       25,000           84,550
William C. France...........................................        5,460                0
Ilene S. Gordon.............................................        2,496                0
Richard T. Lindgren.........................................       29,361                0
David R. Lumley(3)..........................................          262            1,800
J. Willard Marriott, Jr.....................................       10,461                0
Richard H. Medland..........................................       27,057           21,000
Donald L. Runkle............................................        1,996                0
George L. Schueppert........................................       44,259                0
Richard J. Stegemeier.......................................        6,361                0
Richard F. Teerlink.........................................        6,360                0
Directors and Executive Officers as a group (20 persons)....      270,733          161,725

-------------------------
(1) Except as otherwise noted, the named individuals and members of the group have sole voting and investment power as to the shares they own beneficially except for restricted shares, which are included, over which they currently have voting power only and receive dividends and phantom restricted shares for which they receive dividend equivalents, but have no voting or investment power. All Directors and Executive Officers as a group own approximately 1.262% of the Company's outstanding Common Stock. No Director or Executive Officer owns beneficially more than 1% of such stock.

(2) Shares that could be acquired within 60 days following June 30, 1997 through the exercise of stock options prior to any cancellation thereof, as described herein.

(3) Mr. Lumley resigned his employment with the Company on February 3, 1997.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires directors, officers and 10 percent holders of the Common Stock to file reports concerning their ownership of Company securities as of the end of the fiscal year 1996. The Company has adopted procedures to assist its Directors and Executive Officers in complying with this section, including the actual preparation and filing of the necessary reports. The Company failed to timely file the following reports on behalf of the listed Directors and Executive Officers: Harry W. Bowman, one report involving one transaction; D. Jeffrey Baddeley, one report involving four transactions; Laurin M. Baker, one report involving one transaction; L. Earl Bentz, three reports involving four transactions; Carlisle R. Davis, one report involving one transaction; John D. Flaig, two reports involving four transactions; David R. Lumley, two reports involving six transactions; Richard
H. Medland, two reports involving four transactions; Howard Malovany, two reports involving six transactions; James R. Maurice, one report involving one transaction; Christopher R. Sachs, one report involving two transactions; George
L. Schueppert,
one report involving two transactions; Frank Borman, one report involving one transaction; William C. France, three reports involving four transactions; Richard T. Lindgren, three reports involving five transactions; J. Willard Marriott, three reports involving five transactions; Richard J. Stegemeier, three reports involving five transactions; Richard F. Teerlink, three reports involving five transactions. In all cases the appropriate reports have now been filed.

                   CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     All officers are elected or appointed for terms which expire on the date of the meeting of the Board following the annual meeting of shareholders or until their successors are elected or appointed and qualify.

Harry W. Bowman

     See CURRENT DIRECTORS OF THE COMPANY below.

George L. Schueppert

     Elected Executive Vice President and Chief Financial Officer in 1996, had previously been employed with CBI Industries, Inc., from 1987 to 1995 as Executive Vice President-Finance and served as a Director. Age 59.

Carlisle R. Davis

     Appointed Vice President in 1995 and was elected Senior Vice President, Operations for the Marine Power Products Group in 1996, had previously been employed with General Motors from 1958 to 1995, most recently as Program Manager -- Midsize Car Division from 1992 to 1995 and Platform Manager -- "A" Cars and Corvette from 1988 to 1992. Age 61.

Richard H. Medland

     Elected Vice President in 1991 and Senior Vice President and Chief Administrative Officer in 1996, had previously been employed as Vice President, Human Resources of the Tenneco Automotive Division of Tenneco, Inc. Age 55.

Clark J. Vitulli

     Elected Senior Vice President and President, OMC Boat Group in 1996, had previously been employed with Mark III Industries, Inc. from 1993 to 1995 as President and CEO and prior to that with Mazda Motor of America, Inc. from 1989 to 1993 as Senior Vice President and Chief Operating Officer. Age 51.

D. Jeffrey Baddeley

     Elected Secretary and Associate General Counsel in 1990, General Counsel in 1993, Vice President and General Counsel in 1994, and Vice President, Secretary and General Counsel in 1996. Age 59.

Miles E. Dean

     Appointed Vice President and Controller in 1996, had previously been a Peace Corps privatization consultant to state owned companies and business valuation instructor in Poland from 1990-1992 and following that was self employed from 1992-1996. From 1985 to 1990 he was Vice President -- Division Director, Industry Analysis for Continental Bank. Age 56.

John D. Flaig

     Elected Vice President, Product Integrity in 1996, had been employed by the Company as Vice President in various engineering, research and manufacturing capacities for the Company's Marine Power Products

Group since 1992, and had previously been employed by the Company in various capacities for at least one year prior thereto. Age 50.

Edgar M. Frandle

     Appointed Vice President in 1996, had previously been employed with AmeriData Technologies from 1993 to 1996 as the Chief Information Officer/Vice President of Information Systems and prior to that with DataCard Corporation from 1987 to 1993 as Vice President, MIS. Age 57.

Thomas G. Goodman

     Elected Treasurer in 1996, had previously been employed by the Company as Director, Financial Planning since 1993, and had previously been employed by the Company in various capacities for at least two years prior thereto. Age 44.

Robert J. Moerchen

     Appointed Assistant Treasurer in 1989. Age 54.

Robert S. Romano

     Appointed Assistant Secretary in 1996 and Assistant General Counsel in 1994, had previously been employed by the Company as Senior Counsel since 1993, and by the Company in various capacities for at least two years prior thereto. Age 42.

                        CURRENT DIRECTORS OF THE COMPANY

     Names of the current Directors of the Company, together with certain additional information, are set forth below. To the knowledge of the Company, there are no family relationships between any Director or Executive Officer and any other Director or Executive Officer.

  CLASS I DIRECTORS
  (TERMS EXPIRE IN 1999)

William C. France

     Chairman of the Board and Chief Executive Officer of International Speedway Company (Daytona Beach, FL), an owner and operator of automobile racing facilities. Mr. France has been President and Chief Executive Officer since 1981 and Chairman since 1987. Mr. France is also President of the National Association of Stock Car Automobile Racing (Daytona Beach, FL). He is also a director of Penske Motorsports, Inc.

     A Director since 1985. Mr. France is a member of the Audit and Corporate Governance Committees. Age 64.

Ilene S. Gordon

     Vice President and General Manager, Folding Carton Business, Tenneco Packaging, since March 1997. Prior to that, Ms. Gordon was Vice President, Operations of Tenneco, Inc. (parent of Tenneco Packaging) since 1994. Prior to that, Ms. Gordon held numerous positions with Tenneco Packaging including Senior Vice President, Total Quality Management from 1992 to 1994 and Vice President, Area Manager, Containerboard Division from 1990 to 1992.

     A Director since 1996. Ms. Gordon is a member of the Audit and Corporate Governance Committees. Age 43.

Donald L. Runkle

     Vice President of General Motors Corporation and General Manager of their Delphi Energy and Engine Management Systems division (Flint, MI), an energy and engine management system component manufacturer for the worldwide automotive market. Mr. Runkle has been General Manager since May, 1996. Prior to that Mr. Runkle held numerous positions with GM including Vice President, GM Advanced Engineering, from 1988 to 1993, and General Manager of Delphi Saginaw Steering Systems from 1993 to 1996.

     A Director since 1996. Mr. Runkle is a member of the Compensation and Corporate Governance Committees. Age 52.

  CLASS II DIRECTORS
  (TERMS EXPIRE IN 2000)

Frank Borman

     Chairman of the Board and Chief Executive Officer of Patlex Corporation (Las Cruces, NM), a laser technology patent royalty company. Mr. Borman has been Chairman and Chief Executive Officer since 1988.
Mr. Borman was Chairman of the Board and Chief Executive Officer of Eastern Airlines, Inc. from 1976 until he retired in 1986. He is also a Director of American Superconductor Corp. (Watertown, MA), Home Depot Companies (Atlanta,
GA), Database Online (Ft. Lauderdale, FL) and Thermo Instrument Systems, Inc. (Boston, MA) and is a member of the Board of Trustees of the National Geographic Society.

     A Director since 1985. Mr. Borman is a member of the Audit and Corporate Governance Committees. Age 69.

Harry W. Bowman

     Chairman of the Board, President and Chief Executive Officer of the Company since February, 1995. Mr. Bowman held numerous positions with Whirlpool Corporation from 1971 to 1995, most recently as Executive Vice President, Global Business Process Integration from 1994 to 1995, President, Whirlpool Europe from 1992 to 1994 and Senior Vice President, North American Operations 1991 to 1992. He is also a Director of Premark International, Inc. (Deerfield, IL).

     A Director since 1995. Age 54.

J. W. Marriott, Jr.

     Chairman of the Board and Chief Executive Officer of Marriott International, Inc. (Washington, D.C.), a diversified lodging and services management company. Mr. Marriott became Chief Executive Officer of Marriott Corporation in 1972 and was named Chairman of the Board in 1985. Mr. Marriott is also a Director of Host Marriott Corporation (Washington, D.C.), Host Marriott Services Corporation (Washington, D.C.), General Motors Corporation (Detroit,
MI), and a member of the U.S. -- Russia Business Council and the Business Roundtable. He also serves on the boards of trustees of the Mayo Foundation, the National Geographic Society, Georgetown University, and on the advisory board of the Boy Scouts of America. He is on the President's Advisory Committee of the American Red Cross and the Executive Committee of the World Travel & Tourism Council.

     A Director since 1986. Mr. Marriott is a member of the Compensation and Corporate Governance Committees. Age 65.

  CLASS III DIRECTORS
  (TERMS EXPIRE IN 1998)

Richard T. Lindgren

     President, The Lorr Corporation (Detroit, MI), a private investment company. Mr. Lindgren has been President since 1989. Mr. Lindgren was President, Chief Executive Officer and a Director of Cross and

Trecker Corporation from 1982 until 1988. Mr. Lindgren is also Chairman of the Board of Robert Sinto Corporation (Lansing, MI), a foundry engineering and equipment manufacturer, Chairman of the Board of Wixom Products, Inc., a Director of Sinto America, Inc., parent of Robert Sinto Corporation and Wixom Products, Inc., a Director of Atmosphere Group, Inc. (Birmingham, MI) and Trustee of Suomi College (Hancock, MI).

     A Director since 1980. Mr. Lindgren is Chairman of the Audit Committee and a member of the Corporate Governance Committee. Age 69.

Richard J. Stegemeier

     Chairman Emeritus of the Board of Unocal Corporation (Los Angeles, CA), an integrated petroleum company. Mr. Stegemeier was Chairman from April 1989 to May 1995, and was Chief Executive Officer from 1988 to 1994. From December 1985 to June 1992 he was President, and from December 1985 to July 1988 he was Chief Operating Officer. Mr. Stegemeier is also a Director of Wells Fargo Bank (San Francisco, CA), Northrop Grumman Corporation (Los Angeles, CA), Halliburton Company (Dallas, TX), Foundation Health Systems, Inc. (Pueblo, CO), and Pacific Enterprises (Los Angeles, CA).

     A Director since 1990. Mr. Stegemeier is Chairman of the Compensation Committee and a member of the Corporate Governance Committee. Age 69.

Richard F. Teerlink

     Chairman of the Board, President and Chief Executive Officer of Harley-Davidson, Inc. (Milwaukee, WI), the only major American-based manufacturer that produces heavyweight motorcycles and a complete line of motorcycle parts and accessories. Mr. Teerlink has been President and Chief Operating Officer since August 1988. He has been Chief Executive Officer since March 1989 and Chairman of the Board since May 1996. Mr. Teerlink is also a Director of Johnson Controls, Inc. (Milwaukee, WI), FirstStar Bank Milwaukee (Milwaukee, WI) and Holiday Rambler LLC (Wakarusa, IN).

     A Director since 1990. Mr. Teerlink is Chairman of the Corporate Governance Committee and a member of the Compensation Committee. Age 60.

             BOARD OF DIRECTORS, COMMITTEES AND EXECUTIVE OFFICERS

     The Board met eight times during the 1996 fiscal year. Board Committees include Audit, Compensation and Corporate Governance which during the year met two, four and three times, respectively.

     The Audit Committee consists of four non-employee Directors. This Committee oversees the Company's financial reporting process and internal controls, reviews any significant issues concerning litigation and contingencies, meets with independent public accountants and internal auditors to discuss the results of their examinations, reviews the insurance programs of the Company and monitors compliance with the Company's Code of Conduct and other policies on ethical business practices. This Committee also consults with management, the internal auditors and the independent public accountants on matters related to the annual audit plan, audit procedures applied, audit and non-audit fees, status of federal tax returns and related reserves, the published financial statements, the accounting principles applied and any material changes thereto.

     The Compensation Committee consists of four non-employee Directors. This Committee reviews and approves management's recommendations with respect to a competitive, fair and equitable compensation and benefits policy designed to retain personnel, stimulate their useful and profitable efforts on behalf of the Company and attract necessary and qualified additions to staff; reviews, approves and administers the Company's executive compensation plans and, after taking into consideration the recommendations of management, determines the salaries and incentive compensation of the Executive Officers of the Company and its foreign and domestic subsidiaries, including but not limited to annual bonuses and grants of stock options, restricted stock and performance units or shares; carries out the administrative responsibilities for the Company's compensation programs applicable to executives; reviews annually the performance of the Company's Chief Executive Officer vis-a-vis the Company's performance and, based upon such review, recommends to the Board appropriate compensation adjustments and bonus awards, if any; and acts on, reports to and makes recommendations with respect to specific matters within delegated authority.

     The Corporate Governance Committee consists of eight non-employee Directors. This Committee develops and recommends the criteria for the selection of candidates to serve on the Board which include whether the potential candidate's principal employment, occupation or association involves an active leadership role, whether the potential candidate has expertise or experience relevant to the Company's business that would not be otherwise readily available to the Board, whether the potential candidate brings diversity to the Board, and with respect to incumbent directors, how the potential candidate performed and contributed during his or her most recent term; develops and recommends the procedure for the selection of candidates to serve on the Board; reviews and recommends the number of members of the Board; recommends the slate of nominees to be proposed for election by the shareholders of the Company at the Company's annual meeting; recommends nominees to fill vacancies on the Board; considers and recommends the number, size and composition of committees of the Board including rotation of members and Chairperson responsibilities; reviews and recommends the compensation and retirement programs for members of the Board; reviews the performance of the members of the Board including any change in a member's status from date of nomination; annually performs a self-assessment of the Board as a whole to ensure that its members still possess the necessary skills, talents, experience and qualities; reviews the performance of the Chief Executive Officer; reviews, develops and recommends plans and proposals for management succession with respect to the Chief Executive Officer; and acts on, reports to and makes recommendations with respect to specific matters within a delegated authority.

     In fiscal year 1996, no Director attended fewer than 75 percent of the aggregate number of meetings of the Board and the Board Committees on which such Director served.

     Directors who are not employees of the Company receive an annual retainer of $25,000 and a fee of $1,000 for each Board and Board Committee meeting attended, provided no Director will be paid for more than two meetings held in any one day. Directors who are employees of the Company receive no remuneration or fees, as such, for serving as Directors.

     As of January 1, 1996, each Director, except Ms. Gordon and Mr. Runkle, was a vested participant in the Retirement Plan for Non-Employee Directors (the "Directors Retirement Plan"). The Directors Retirement Plan provides an annual retirement benefit equal to ten percent (10%) of the Director's retainer, as of the date of retirement, times the years of service as a Director, up to a maximum of one hundred percent (100%) of the retainer. The benefit begins to vest after six (6) years of service, is fully vested after ten (10) years and is payable for the life of the Director. The Directors Retirement Plan was frozen effective January 1, 1996 and replaced by the Outboard Marine Corporation Non-Employee Director Equity Compensation Plan (the "Equity Plan").

     The Equity Plan has two primary components. The first component is designed to provide an equity based alternative for those non-employee Directors who, as of January 1, 1996, had a vested benefit under the Directors Retirement Plan. Under the Equity Plan, a non-employee Director had the option to convert the present value of his or her cash benefit under the Directors Retirement Plan into deferred stock units under the Equity Plan. Five of the six Directors eligible to make the election elected to convert from the Directors Retirement Plan to the Equity Plan. The present value of the Directors Retirement Plan benefit was arrived at by adjusting the fully vested benefit of each Director as of January 1, 1996 using standard actuarial assumptions.

     For those Directors who made the election, the conversion took place on November 15, 1996 based on the average fair market value per share of the Common Stock for the period October 15, 1996 through November 15, 1996. The deferred stock units are tracked in an account established by the Company and will fluctuate with the value of a share of the Common Stock. In addition, non-employee Directors will earn dividends, based on actual dividends, paid in the form of an equivalent number of additional deferred stock units. The value of the Directors account will be distributed in cash upon his or her reaching the then existing mandatory retirement age, currently age 70, upon the death of the non-employee Director, or upon a change in control of the Company and he or she will be taxed as ordinary income based upon the value of the account at the time of distribution. The non-employee Director will not have the right to vote the deferred stock units.

     The second component is designed to provide an equity based benefit to those non-employee Directors not vested in the Directors Retirement Plan and to provide a vehicle for future retainer increases for all non-employee Directors without increasing the Director's cash retainer. As such, each non-employee Director will receive an annual grant of 300 shares of Common Stock. Receipt of the shares of Common Stock and any dividends paid by the Company on such shares of Common Stock can be deferred for any period determined by the non-employee Director. To defer all or some of the shares of Common Stock, the election must be made more than six months prior to the date of the annual grant. Directors will have the right to vote the shares and will be taxed as ordinary income on the value of the annual grant on the date of the grant. Dividends will also be taxable upon receipt. The Company will have an accounting charge corresponding to the value of the annual grant.

     The following table sets forth the number of deferred stock units and shares of Common Stock that were received by the non-employee Directors pursuant to the Equity Plan during fiscal 1997:

                                                               DEFERRED      COMMON
                                                                UNITS        STOCK
                     NAME AND POSITION                           (#)          (#)
                     -----------------                         --------      ------
Non-employee Directors.....................................     46,877       4,800

     Under the Stock Purchase Plan for Non-Employee Directors, non-employee Directors of the Company are entitled to have all or a portion of their retainer used to purchase Common Stock at a price not less than eighty-five percent (85%) of the fair market value of the Common Stock on the date of purchase. Receipt of the Common Stock may be deferred for any period of time chosen by the Director. The Director must make the election to receive or defer receipt of stock, or change any such election, no less than six (6) months prior to the date the retainer would ordinarily have been received. As long as the stock is held or deferred the Director will receive dividends, as and if declared, and will have the right to vote the stock. Payment of deferred amounts may be altered by the Committee in the case of financial hardship or change in control. Currently, all non-employee Directors have elected to have all of their retainer used to purchase Common Stock.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the annual and long-term compensation paid or to be paid to those persons who were, at September 30, 1996, (i) the Chief Executive Officer or served in such capacity during fiscal 1996, (ii) the other four most highly compensated Executive Officers of the Company and (iii) individuals who would have been one of the four most highly paid Executive Officers but for the fact that they were not serving as an Executive Officer on September 30, 1996 (the "Named Executives") for services rendered in all capacities to the Company for the 1996, 1995 and 1994 fiscal years.

                                           ANNUAL COMPENSATION        LONG-TERM COMPENSATION
                                           -------------------   ---------------------------------
                                                                 RESTRICTED   SECURITIES
                                                                   STOCK      UNDERLYING    LTIP      ALL OTHER
                                            SALARY     BONUS       AWARDS      OPTIONS/    PAYOUTS   COMPENSATION
   NAME AND PRINCIPAL POSITION      YEAR     ($)        ($)        ($)(1)       SARS #       ($)        ($)(2)
   ---------------------------      ----    ------     -----     ----------   ----------   -------   ------------
H. W. Bowman,(3)..................  1996    428,341          0          0       38,200          0       16,856
  Chairman of the Board, President  1995    246,928    240,000          0      150,000          0       12,812
  and Chief Executive Officer       1994         --         --         --           --         --           --
D. R. Lumley,(4)..................  1996    226,250          0    607,500       11,000          0        6,761
  Senior Vice President, Sales and  1995    175,208    106,332          0            0          0        2,767
  Marketing, MPPG                   1994     36,070          0          0        3,600          0            0
G. L. Schueppert,(5)..............  1996    225,000          0    810,000       10,000          0       80,031
  Executive Vice President and      1995         --         --         --           --         --           --
  Chief Financial Officer           1994         --         --         --           --         --           --
D. J. Baddeley,...................  1996    199,170          0    303,750        7,500     52,096       15,374
  Vice President, Secretary and     1995    190,000    100,415          0            0     39,366       15,269
  General Counsel                   1994    175,000     92,273          0        6,100     21,392       20,871
R. H. Medland,....................  1996    193,083          0    303,750        6,000     45,056       13,939
  Senior Vice President and Chief   1995    183,000     96,716          0            0     52,024       16,316
  Administrative Officer            1994    170,000     89,637          0        4,600     24,284       10,474

-------------------------
(1) In fiscal 1996 the Named Executives, except Mr. Bowman, and certain other employees of the Company received grants of Restricted Stock at prices of $16.00-$20.25 per share based on the closing price of a share of Common Stock on the date of grant. The number of shares granted was 255,000 having an aggregate value on the date of grant of $5,037,500. Based on the value of a share of Common Stock as of September 30, 1996, the aggregate value of all outstanding restricted stock was $4,930,762. The restricted stock granted in fiscal year 1996, like prior grants of restricted stock, will not vest for a period of five years, except for one grant of 5,000 shares which will not vest for a period of three years. During the restricted period, the recipients will receive dividends in the form of additional shares of restricted stock and shall not have the right to vote the stock, unlike prior grants of restricted stock where the recipients receive dividends and do have the right to vote the stock. If the recipient does not remain in the employ of the Company for the entire five or three year period, other than as a result of retirement, death, disability or a change-in-control, such recipient's restricted stock shall be forfeited.

(2) For fiscal 1996 includes matching contributions to the OMC Employees Taxed Deferred Savings Plan in the amount of $0, $1,497, $0, $1,500 and $1,455 and the dollar value of insurance premiums paid by the Company of $16,856, $3,764, $20,031, $11,386 and $10,054 for the benefit of Messrs. Bowman,
    Lumley, Schueppert, Baddeley and Medland, respectively, restricted stock dividends in the amount of $1,500, $2,490 and $2,430 for the benefit of Messrs. Lumley, Baddeley and Medland, respectively, and a sign-on bonus in the amount of $60,000 for the benefit of Mr. Schueppert.

(3) Mr. Bowman was hired by the Company on February 19, 1995 and therefore information prior to that date does not exist.

(4) Mr. Lumley was hired by the Company on July 15, 1994 and therefore information prior to that date does not exist. Mr. Lumley resigned his employment with the Company on February 3, 1997.

(5) Mr. Schueppert was hired by the Company on January 2, 1996 and therefore information prior to that date does not exist.

   OPTION EXERCISES IN THE 1996 FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following table shows information on the exercise in the 1996 fiscal year of options to purchase Common Stock by the Named Executives, all current Executive Officers as a group and all other employees as a group. Also shown are the unexercised options to purchase Common Stock as of September 30, 1996 and the value of in-the-money options as of such date.

                                                                NUMBER OF OPTIONS              UNEXERCISED OPTIONS
                                  SHARES                     UNEXERCISED AT YEAR END              AT YEAR END(1)
                                ACQUIRED OR     VALUE      ----------------------------    ----------------------------
                                 EXERCISED     REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
            NAME                    (#)          ($)           (#)             (#)             ($)             ($)
            ----                -----------    --------    -----------    -------------    -----------    -------------
H. W. Bowman................           0             0        37,500         150,700              0               0
D. R. Lumley(2).............           0             0         1,800          12,800              0               0
G. L. Schueppert............           0             0             0          10,000              0               0
D. J. Baddeley..............           0             0        17,775          13,625              0               0
R. H. Medland...............           0             0        19,450          11,450              0               0

-------------------------
(1) Value of in-the-money options determined by multiplying the number of exercisable or unexercisable options by $15.375, the closing price of the Company's Common Stock on September 30, 1996, and subtracting the option exercise price.

(2) Mr. Lumley resigned his employment with the Company on February 3, 1997.

              LONG-TERM INCENTIVE PLAN AWARDS IN FISCAL YEAR 1996

     The following table describes the performance shares granted to the Named Executives during the Company's 1996 fiscal year under the 1994 OMC Long-Term Incentive Plan (the "LTIP"). The grants cover the three year award cycle October 1, 1995 through September 30, 1998. As a result of timing issues, grants for the three year award cycle October 1, 1996 through September 30, 1999 were made in fiscal year 1997 and are not disclosed herein. No distribution of performance shares, whether in cash or stock, will be made until after the end of the three year award cycle and the Compensation Committee has determined the extent to which the Company has achieved the performance goals set at the beginning of each award cycle. The initial value of each performance share granted under the LTIP was $21.865. The initial value was the average of the closing price for a share of Common Stock on the New York Stock Exchange for the month of September 1995. The performance goals set for these performance shares are (1) the average of the absolute return on net assets for the three year award cycle, (2) return on net assets improvement for the three year award cycle over the prior three year award cycle and (3) total shareholder return on the Common Stock as compared to the return on the S&P 400 measured over the three year award cycle. For a complete description of these performance goals, see the Report of the Compensation Committee under the heading "Long-Term Incentive

Compensation" below. The performance shares will be paid in stock or cash at the discretion of the Compensation Committee.

                                                                                     ESTIMATED FUTURE
                                                                                  PAYOUTS(1) (POTENTIAL
                                                 NUMBER OF     PERFORMANCE               SHARES)
                                                PERFORMANCE      PERIOD       ------------------------------
                                                  SHARES          UNTIL       THRESHOLD    TARGET    MAXIMUM
NAME                                              GRANTED        PAYOUT          (#)        (#)        (#)
----                                            -----------    -----------    ---------    ------    -------
G. L. Schueppert............................       5,317         3 years        5.32       5,317      7,976

-------------------------
(1) The number of shares to be paid upon the completion of an award cycle will depend entirely on the extent to which the Company achieves the performance goals set at the beginning of the award cycle. The payout at the Threshold level will be 0.1%, the payout at the Target level will be 100% and the payout at the Maximum level will be 150% of the number of performance shares originally granted. If the payment is in cash, as determined by the Compensation Committee, the amount of the payout will be the number of performance shares earned, as set forth above, times the average price of a share of Common Stock on the date the Committee approves such payment.

                     OPTION GRANTS IN THE 1996 FISCAL YEAR

     The following table provides information on the grants of options to purchase Common Stock made to the Named Executives in fiscal 1996.

                                    NUMBER OF      % OF TOTAL
                                   SECURITIES        OPTIONS      EXERCISE                    POTENTIAL REALIZABLE
                                   UNDERLYING      GRANTED TO       PRICE                          VALUE($)(4)
                        GRANT     OPTIONS/SARS    ALL EMPLOYEES   PER SHARE   EXPIRATION   ---------------------------
NAME                     DATE     GRANTED(#)(1)    IN 1996(2)      ($)(3)        DATE      0%       5%         10%
----                    -----     -------------   -------------   ---------   ----------   --       --         ---
H. W. Bowman.........  01/31/96       38,200          16.36        20.000      01/31/07     0    $542,699   $1,415,781
D. R. Lumley(5)......  01/31/96       11,000           4.71        20.000      01/31/07     0    $156,275   $  407,686
G. L. Schueppert.....  01/31/96       10,000           4.28        20.000      01/31/07     0    $142,068   $  307,623
D. J. Baddeley.......  01/31/96        7,500           3.21        20.000      01/31/07     0    $106,551   $  277,968
R. H. Medland........  01/31/96        6,000           2.57        20.000      01/31/07     0    $ 85,241   $  222,374

-------------------------
(1) All options vest over a four-year period; 25% of the option grant being exercisable at the end of the first year after the grant date, and an additional 25% each year thereafter.

(2) In the 1996 fiscal year 118 employees received stock options.

(3) The exercise price of $20.00 was the closing price of a share of Common Stock on the New York Stock Exchange on January 31, 1996.

(4) The amounts set forth reflect the potential realizable value of the options granted at assumed annual rates of stock price appreciation of 5% and 10% through the expiration date of the options (eleven years) using the closing price of a share of Common Stock on the grant date. The use of 5% and 10% is pursuant to Securities and Exchange Commission requirements and is not intended by the Company to forecast possible future appreciation.

(5) Mr. Lumley resigned his employment with the Company on February 3, 1997 and as such, all options granted above were forfeited.

                                RETIREMENT PLANS

     The Outboard Marine Corporation Employees Retirement Plan (the "Employees Retirement Plan") provides a fixed benefit determined on the basis of years of service and final average base earnings. In addition to the benefits from the Employees Retirement Plan, certain participants in the Company's annual incentive compensation plan(s) are eligible for retirement benefits from a supplemental non-qualified retirement plan. The retirement benefits under the non-qualified plan are based upon amounts paid under the annual bonus plan as well as salary, and the total retirement benefits payable under the plans may exceed the maximum benefits payable under the Employee Retirement Income Security Act of 1974, as amended. Upon a change in control of the Company and certain other actions by an acquiror, all participants of the Employees Retirement Plan would become vested in any excess of plan assets over total accumulated benefit obligations.

     Participants in the plans who are not Executive Officers receive an aggregate benefit equal to 1.2% of total pay and .5% above social security covered compensation for each year of credited service times the average of the five highest consecutive annual earnings (base annual salary rate plus incentive compensation earned in the same year under an annual incentive compensation plan) during such participant's last ten years of employment. An Executive Officer who participates in the plans will receive the 1.2% of total pay and .5% above social security covered compensation for each year of credited service as a non-Executive Officer and 2.55% for each year of credited service as an Executive Officer times the average of the three highest annual earnings during such participant's last ten years of employment. The total annual benefit payable from these two plans is shown in the table below for selected average base earnings levels and years of service based upon certain assumptions including all years of credited service as an Executive Officer, retirement at age 65 and election of a single life annuity for the benefit payment.

     The approximate annual benefits shown in the table below are for the Named Executive participants and are not subject to social security offset but are subject to offset for any benefits payable from retirement programs of the Company's foreign subsidiaries.

                ANNUAL BENEFIT FOR NAMED EXECUTIVE PARTICIPANTS
                         FOR SELECTED YEARS OF SERVICE

    AVERAGE ANNUAL            5                10               15            20 OR MORE
     BASE EARNINGS          YEARS            YEARS            YEARS             YEARS
    --------------          -----            -----            -----           ----------
$ 150,000..............    $ 19,125         $ 38,250         $ 57,375          $ 76,500
   250,000.............      31,875           63,750           95,625           127,500
   300,000.............      38,250           76,500          114,750           153,000
   500,000.............      63,750          127,500          191,250           255,000
   900,000.............     114,750          229,500          344,250           459,000
 1,300,000.............     165,750          331,500          497,250           663,000

     As of December 31, 1996, Messrs. Bowman, Lumley, Schueppert, Baddeley and Medland had 1.9, 2.5, 1.0, 7.0 and 5.5, respectively, credited years of service under the Company's retirement plans of which 1.9, 2.5, 1.0, 7.0 and 5.5, respectively, credited years of service will be as an Executive Officer of the Company. The total estimated annual benefit payable from these two plans for Messrs. Bowman, Lumley, Schueppert, Baddeley and Medland based upon certain assumptions including actual years of credited service as a non-Executive Officer and Executive Officer, as the case may be, current age and base earning levels, and election of a single life annuity for the benefit payment is $26,881, $15,647, $7,650, $50,322 and $40,367 respectively, which payments are not subject to social security offset but are subject to offset for any benefits payable from retirement programs of the Company's foreign subsidiaries.

                 EMPLOYMENT CONTRACTS AND SEVERANCE AGREEMENTS

     As of February 19, 1995, the Company and Mr. Bowman entered into an agreement which (1) guarantees salary payments for three years from February 19, 1995, starting at $400,000 for the first year with warranted merit increases for the second and third years, unless termination occurs by reason of his death, disability or termination for cause prior thereto, (2) guaranteed a bonus for the 1995 fiscal year of at least $240,000 (which represented the target annual bonus to which he would have been entitled had he been employed by the Company for the entire fiscal year), (3) authorized the granting of stock options and performance shares and (4) guarantees a special supplemental retirement benefit if termination of employment with the Company occurs after age 55, as follows:

                                                              RETIREMENT BENEFITS
                                                                    AS % OF
                           AGE AT                                FINAL AVERAGE
                        TERMINATION                              COMPENSATION
                        -----------                           -------------------
55..........................................................          54
56..........................................................          56
57..........................................................          58
58 and over.................................................          60

which benefits will be reduced by (a) 1/4% for each month termination occurs between the ages of 60 and 65, (b) 1/2% for each month termination occurs between the ages of 55 and 60 and (c) retirement benefits received from his previous employer.

     The Company has entered into an Amended and Restated Severance Agreement dated as of March 31, 1997, with Mr. Bowman, (the "Bowman Severance Agreement"). The following summary of the Bowman Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the Bowman Severance Agreement. Capitalized terms used but not otherwise defined herein are used herein as defined in the Bowman Severance Agreement.

     The Bowman Severance Agreement will become operative only upon a Change in Control of the Company. A "Change in Control" is defined in the Bowman Severance Agreement as having occurred when: (a) any individual, entity or group (within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act")) (a "Person") acquires beneficial ownership of securities representing 15% or more of the combined voting power of the voting stock of the Company; (b) individuals who, as of the date of the Bowman Severance Agreement, constitute the "incumbent" members of the Board cease for any reason to constitute at least a majority of the Board provided that an individual whose election (or nomination for election by the Company's shareholders) was approved by at least two-thirds of the incumbent members of the Board shall be deemed to be an incumbent member of the Board; (c) consummation of a reorganization, merger or consolidation or a sale or disposition of all or substantially all of the assets of the Company shall occur (each, a "Business Combination"), unless immediately following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 80% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or, if applicable, other entity resulting from such Business Combination in substantially the same proportions relative to each other as their ownership of the voting stock of the Company immediately prior to such Business Combination, (ii) no Person (other than the Company or, if applicable, other entity resulting from such Business Combination, or any employee benefit plan sponsored or maintained by the Company, any subsidiary of the Company or, if applicable, other entity resulting from such Business Combination) beneficially owns, directly or indirectly, 15% or more of the then outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of such entity, and (iii) a majority of the members of the board of directors of the entity resulting from such Business Combination were incumbent members of the Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company shall occur, except pursuant to a Business Combination that complies with subclauses (i), (ii) and (iii) of clause (c) above.

     Under the Bowman Severance Agreement, Mr. Bowman will remain employed by the Company during the Severance Period, which is defined in the Bowman Severance Agreement as the period of time commencing on the date of the first occurrence of a Change in Control and continuing until the earliest of (a) the third anniversary of the occurrence of the Change in Control, (b) the death of Mr. Bowman or

(c) Mr. Bowman's attainment of age 65; provided, however, that commencing on each anniversary of the Change in Control, the Severance Period will automatically be extended for an additional year unless, not later than 90 calendar days prior to such anniversary date, either the Company or Mr. Bowman shall give written notice to the other that the Severance Period is not to be so extended. Mr. Bowman will be entitled to severance pay if (a) he is terminated by the Company during the Severance Period for any reason other than (i) in the event of his death, (ii) in the event of his permanent disability and receipt of disability benefits or (iii) "cause" (as defined in the Bowman Severance Agreement), or (b) Mr. Bowman terminates his own employment for, among other reasons, (i) failure of the surviving corporation of a Business Combination to maintain Mr. Bowman in the same or a similar office or position or removal of Mr. Bowman as a director of any such surviving corporation, (ii) a material reduction in duties, responsibilities, compensation or benefits (iii) a determination by Mr. Bowman that a change in circumstances has occurred which has rendered him substantially unable to carry out, has substantially hindered his performance of, or has caused him to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to his position prior to the Change in Control, (iv) the occurrence of a Business Combination, unless the successor or successors to which all or substantially all its business or assets have been transferred shall have assumed all duties and obligations of the Company under the Bowman Severance Agreement, (v) a relocation of his principal work location more than 35 miles from the location thereof immediately prior to the Change in Control, (vi) any material breach of the Bowman Severance Agreement, or (vii) any reason or without reason during the one-year period commencing upon a Change in Control.

     If Mr. Bowman is terminated or resigns with the right to receive severance pay under the Bowman Severance Agreement, that severance pay will include (i) a lump-sum payment of an amount equal to 300% of his base salary, as in effect immediately prior to a change in control, plus Incentive Pay (determined in accordance with the standards set forth in Section 1(h) of the Bowman Severance Agreement) and (ii) health and welfare benefits for a period of one year. The Bowman Severance Agreement stipulates that payments and benefits available to Mr. Bowman will be increased by an amount (the "Gross-up Payment") such that, after the payment of all income and excise taxes, Mr. Bowman will be in the same after-tax position that he would have been in had no excise tax under Section 4999 of the Internal Revenue Code been imposed; provided, however, that no Gross-up Payment shall be made with respect to any excise tax attributable to any incentive stock option granted prior to the execution of the Bowman Severance Agreement or any stock appreciation or similar right granted in tandem with any such incentive stock option.

     The Bowman Severance Agreement also contains a non-compete provision that prohibits Mr. Bowman from certain participation in the business of any company engaged in a Competitive Activity (as defined in the Bowman Severance Agreement) without the prior written consent of the Company, which shall not be unreasonably withheld, for a period ending one year following his termination with the right to receive severance pay.

     The Company has entered into Amended and Restated Severance Agreements (the "Elected Officer and Key Employee Severance Agreements") with seven of its elected corporate officers ("Elected Officers") and fourteen of its appointed corporate officers and key employees ("Key Employees"). The following summary of the Elected Officer and Key Employee Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Elected Officer and Key Employee Severance Agreements.

     The Elected Officer and Key Employee Severance Agreements will become operative only upon a Change in Control. The definition of Change in Control in the Elected Officer and Key Employee Severance Agreements is substantially the same as that in the Bowman Severance Agreement. Under the Elected Officer and Key Employee Severance Agreements, Elected Officers and Key Employees will remain employed by the Company during the Severance Period. The definition of Severance Period in the Elected Officer and Key Employee Severance Agreements is substantially the same as that in the Bowman Severance Agreement. The Elected Officers and the Key Employees will be entitled to severance pay if terminated by the Company during the Severance Period for any reason other than (i) in the event of death, (ii) in the event of permanent disability and receipt of disability benefits or (iii) "cause" (as defined in the Elected Officer and Key Employee Severance Agreements), or if the Elected Officer or Key Employee terminates employment for, among other reasons, (i) failure of the surviving corporation of a Business Combination to maintain such

Elected Officer or Key Employee in the same or a similar office or position or removal of such Elected Officer or Key Employee as a director of any such surviving corporation if such Elected Officer or Key Employee shall have been a director prior to the Change in Control, (ii) a material reduction in duties, responsibilities, compensation or benefits, (iii) a determination by such Elected Officer or Key Employee that a change in circumstances has occurred which has rendered such Elected Officer or Key Employee substantially unable to carry out, has substantially hindered such Elected Officer's or Key Employee's performance of, or has caused such Elected Officer or Key Employee to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to the position held by such Elected Officer or Key Employee prior to the Change in Control, (iv) the occurrence of a Business Combination unless the successor or successors to which all or substantially all its business or assets have been transferred assumed all duties and obligations of the Company under such Elected Officer's or Key Employee's Elected Officer and Key Employee Severance Agreement, (v) a relocation of such Elected Officer's or Key Employee's principal work location more than 35 miles from the location thereof immediately prior to the Change in Control, or (vi) any material breach of such Elected Officer's or Key Employee's Elected Officer and Key Employee Severance Agreement.

     If an Elected Officer or Key Employee is terminated or resigns with the right to receive severance pay under the Elected Officer and Key Employee Severance Agreements, that severance pay will include (i) a lump-sum payment equal to 200%, in the case of an Elected Officer, or 100%, in the case of a Key Employee, of his or her annual base salary, as in effect immediately prior to a Change in Control, plus Incentive Pay (determined in accordance with the standards set forth in Section 1(h) of the Elected Officer and Key Employee Severance Agreements) and (ii) health and welfare benefits for a period of one year. To the extent that any amount or benefit to be paid or provided under the Elected Officer and Key Employee Severance Agreements would be an "Excess Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, the Elected Officer and Key Employee Severance Agreements impose a reduction on any amount or benefit to be paid to the minimum amount necessary to ensure that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment.

     The Elected Officer and Key Employee Severance Agreements also contain a non-compete provision that prohibits an Elected Officer or Key Employee from certain participation in the business of any company engaged in a Competitive Activity (as defined in the Elected Officer and Key Employee Severance Agreements) without the prior written consent of the Company, which shall not be unreasonably withheld, for a period ending one year following the Elected Officer's or Key Employee's termination with the right to receive severance pay.

     The Company has also entered into severance agreements with four managers of the Company ("Managers"). The following summary of these agreements (the "Manager Severance Agreements") does not purport to be complete and is qualified in its entirety by reference to the Manager Severance Agreements.

     Each of the Manager Severance Agreements has a one-year term that is automatically extended from year to year. The Manager Severance Agreements, which apply only upon a Change in Control of the Company, provide that if a Manager elects to resign his employment for certain specified reasons or is terminated by the Company other than for "cause" (as defined in the Manager Severance Agreements), the Company will pay the Manager an amount in cash, equal to (i) a fraction, the numerator of which is equal to the lesser of twelve and the number of full and partial months existing between the date the Manager terminates his employment and his 65th birthday and the denominator of which is twelve, multiplied by (ii) the Manager's then current base salary plus the highest amount of incentive compensation received by the Manager in the five years preceding the Change-in-Control. In addition, the Company will pay the Manager, in cash, amounts accelerated, earned, allocated or deferred under the Company's pension, retirement, compensation or annual and long-term incentive plans.

     For purposes of the Manager Severance Agreements, a Change in Control of the Company shall generally be deemed to have occurred if (i) any person, other than the Company or fiduciaries holding securities under an employee benefit plan of the Company, is or becomes the beneficial owner of securities of the Company representing 15% or more of the combined voting power of the Company's then outstanding securities; (ii) during any period of two consecutive years, individuals who constitute the Board at the beginning of such period, as well as new directors (other than certain directors designated by a person who has entered into certain change in control transactions) whose election by the Board or nomination for election by the Company's shareholders is approved by a vote of at least two-thirds of the Directors then still in office, cease for any reason to constitute a majority of the Board; (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other company, other than certain transactions in which the voting securities of the Company continue to represent at least 80% of the combined voting power of the Company or other surviving entity of such transaction or certain recapitalizations in which no person acquires more than 15% of the combined voting power of the Company's then outstanding securities; (iv) the shareholders of the Company approve a plan of complete liquidation of the Company; or (v) the Company enters into an agreement for the disposition of all or substantially all the Company's assets or the Company otherwise disposes of such assets.

                      REPORT OF THE COMPENSATION COMMITTEE

                      GOALS OF THE COMPENSATION COMMITTEE

     The Compensation Committee (the "Committee") is made up of four non-employee Directors and it met four times in the 1996 fiscal year. Its charter is to:

     1. Review and approve a competitive, fair and equitable compensation and benefits policy designed to retain personnel, to stimulate their useful and profitable efforts on behalf of the Company and to attract necessary additions to the staff with appropriate qualifications;

     2. Review, approve and administer the Company's executive compensation plans and determine the salaries and incentive compensation of the Executive Officers of the Company and its foreign and domestic subsidiaries; and

     3. Review annually the performance of the Company's Chief Executive Officer vis-a-vis the Company's performance and, based upon such review, recommend to the Board appropriate compensation adjustments and bonus awards, if any.

     To carry out this charter, the Compensation Committee's current objective is to rely more heavily on incentive compensation to support the Company's strategies and provide personnel with ownership opportunities for their successful execution, thereby aligning personnel with the Shareholders.

     Section 162(m) of the Code denies a tax deduction to any publicly held corporation, such as the Company, for compensation in excess of $1 million paid to any Named Executive. Certain performance-based compensation, however, is specifically exempt from the deduction limit. The determination of whether compensation is performance-based depends on several factors including: whether the compensation is payable solely on account of the attainment of one or more nondiscretionary objective performance goals established by an independent compensation committee of the board of directors; whether there has been disclosure to and approval by the shareholders of performance standards to be used in determining awards under the plan; whether the company's compensation committee is composed solely of "outside" directors; and whether prior to the payment of such compensation, the compensation committee has certified that applicable performance standards have been satisfied. The Committee will, in order to satisfy Section 162(m) of the Code, certify the attainment of those standards.

     The Committee's compensation philosophy is based on several criteria, including, but not limited to, the financial and operational goals recommended by the Company's senior management and approved by the Board for the Company, as a whole, as well as for significant business units; performance by the personnel in achieving these goals; the need to attract, retain and motivate personnel to execute and exceed the Company's plans and programs; the need to reward sustained corporate, functional, and/or individual performance with an appropriate base salary and incentive opportunity; the need to increase management ownership in the Company to more closely align management with the shareholders; the need to link personnel rewards with shareholder value and profitability; and the need to communicate the Company's goals through performance measures linked to pay that focus personnel on achievement of business objectives.

     In addition to reports and recommendations from senior management, the Committee has relied on the services of various nationally known executive compensation consulting firms for information regarding appropriate compensation levels and programs, including Hewitt Associates and KPMG Peat Marwick.

     For the Company's 1996 fiscal year, the primary criteria used in evaluating Company performance were (1) return on net assets, both in absolute terms and as compared to prior years, (2) the total shareholder return of the Common Stock compared to the total return of the S&P 400 Index and (3) business unit profitability for evaluating business unit performance. The Company's performance for the fiscal year just ended failed to achieve the goals set at the beginning of the year.

     There are three components of executive compensation reviewed by the
Committee: base salary, annual incentive compensation and long-term incentive compensation. The combination of these programs produces total direct compensation.

                                  BASE SALARY

     It is the Committee's practice to target base annual salary at the 50th percentile of executives with comparable levels of responsibility and individual performance at other manufacturing companies, including competitors. Individual performance is evaluated each year by the Committee and recommendations for salary adjustments for all Executive Officers are made by the Committee to the Board each November. The Committee has the authority, without Board approval, to set the salary ranges and adjustments for all other employees. For fiscal year 1996 merit salary increases for all exempt employees, including the Named Executives, averaged approximately 4.5%. For fiscal year 1997 merit salary increases for all exempt employees averaged 2%, except for the Named Executives who received no merit increase.

                         ANNUAL INCENTIVE COMPENSATION

     The Executive Bonus Plan is designed to add incentive for participants to execute and exceed the Company's plans and their personal goals and receive annual rewards for that execution. Under the Executive Bonus Plan the reward is based on corporate, business unit, where applicable, and individual goals. The corporate goal is based on return on net assets ("RONA") for the fiscal year. Business unit goals, where applicable, are developed in accordance with Company guidelines and are the same for all participants in the unit. Individual goals are developed jointly by the participant and their supervisor. The target amount of annual incentive compensation is determined by the participant's salary grade. The Named Executives' target bonus amounts range from 35% to 60% of annual base salary. The Chief Executive Officer's target bonus amount equals 60% of salary and is based entirely on corporate goals. The target award, when added to annual base salary, is intended to result in total annual compensation at approximately the 50th percentile of competitive annual compensation, as discussed under the heading "Base Salary" above. Each executive can earn up to 200% of that target amount depending on the extent to which the Company, and the business unit where applicable, achieves its annual performance targets and the individual performs vis-a-vis their pre-determined individual annual goals. There will be no corporate bonus paid for fiscal 1997 unless RONA exceeds 1.4% and earnings before tax ("EBT") exceeds $15 million and a maximum award if RONA equals or exceeds 3.8% and EBT equals or exceeds $41 million.

     For fiscal 1994 the corporate component of incentive compensation was earned at 150.6% of target as a result of an absolute return on net assets ("ARONA") of 10.8% and a return on investment improvement ("ROII") of over 10.8%. For fiscal 1995 the corporate component of incentive compensation was earned at 151% of target as a result of an ARONA of 10.8% and a return on net asset improvement ("RONAI") of over 10.8%. For fiscal 1996 the corporate component of incentive compensation was earned at 0% of target as a result of a RONA of less than 8%. No bonuses were paid to the Named Executives and Executive Officers for fiscal 1996.

                        LONG-TERM INCENTIVE COMPENSATION

     The LTIP provides for the grant of stock options, restricted stock, performance units and performance shares. The purpose of the LTIP is to create an opportunity for participants to share in the enhancement of shareholder value through equity based awards. The overall goal is to create a link between the Company's management and its shareholders through stock ownership and incentive compensation based on the achievement of specific financial measures.

     Each Executive Officer has a target amount of performance shares, ranging between 20% and 70% of annual base salary, with a maximum amount that can be earned equal to 150% of the target amount depending on the extent to which performance targets are achieved over a three year award cycle. The Chief Executive Officer's target award equals 70% of salary. In addition, stock options are granted to Executive Officers in amounts ranging between 40% and 140% of salary, depending solely on such Executive Officer's salary grade. The Chief Executive Officer's option grant equals 140% of salary. The stock option and performance share grants, when added to base annual salary (when the performance share grant is paid at the target level), are intended to result in total long-term incentive compensation at approximately the 50th percentile of executives with comparable levels of responsibility and individual performance at other manufacturing companies, including competitors.

     It is intended that payment for the achievement of the performance goals set with respect to performance shares be paid in shares of Common Stock or cash, at the discretion of the Compensation Committee. The performance goals for the outstanding award cycles are: (1) three year average of ARONA, (2) three year average of RONAI and (3) the monthly average of total shareholder return on the Common Stock versus the total return of the S&P 400 Index for the three year award cycle ("TSR"). Under the LTIP, 50% of the award will be based upon the TSR goal, 25% on the ARONA goal and 25% on the RONAI goals. The ARONA thresholds for payment and the maximum award are the same as those for Annual Incentive Compensation above, determined, however, on a cumulative basis for the three year award cycle. The RONAI is also based on a cumulative three year award cycle but has a threshold for payment greater than 0 points, and a maximum award for 8 points or greater. Under the TSR goals, there will be no award until the total shareholder return of the Common Stock is greater than 80% of the S&P 400 Index's total return and there will be a maximum award if the Company's TSR exceeds 120% of the S&P 400's total return.

EXECUTIVE OFFICER BENEFITS

     In addition to base salary and annual and long-term incentive compensation, the Company also provides Executive Officers with a broad range of benefits available to all employees as well as specific, supplemental benefits, designed to be comparable to those offered to executives with similar levels of responsibility and individual performance. These supplemental benefits include a Company-leased automobile, financial and estate planning, tax preparation and advice and supplemental life insurance coverage.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     The salary, annual and long-term incentive compensation and executive benefits for the Chief Executive Officer ("CEO") are determined by the Committee substantially in conformance with the policies described above for all other Executive Officers of the Company. In addition, the Committee evaluates the CEO's contribution to the Company's achievement of its long-term financial and non-financial objectives on an on-going basis. The Committee also evaluates the CEO's performance at least annually based upon a variety of factors including the extent to which strategic and business plan goals are met and targets for earnings per share, return on net assets, growth in sales and earnings, market share and total return to shareholders are achieved.

     Mr. Bowman was elected Chairman of the Board, President and Chief Executive Officer of the Company on February 19, 1995. For more detail on Mr. Bowman's compensation see "Executive Compensation" and "Employment Contracts and Severance Agreements" above. For the 1997 fiscal year, Mr. Bowman received no merit salary increase.

     Submitted by the Compensation Committee of the Board:

                                          Richard J. Stegemeier, Chairman
                                          J. Willard Marriott, Jr.
                                          Donald L. Runkle
                                          Richard F. Teerlink

                               PERFORMANCE GRAPH

     The following graph compares the cumulative total return on the Common Stock with the cumulative returns of the Standard & Poor's 500 Stock Index and Standard & Poor's Leisure Time Index weighted by the year-end market value of each company for the Company's last five fiscal years. "Cumulative total return" is defined as stock price appreciation plus dividends paid, assuming reinvestment of all such dividends.


                                 [LINE GRAPH]

                                 9/91    9/92    9/93    9/94     9/95    9/96

OUTBOARD MARINE CORPORATION      $100    $ 95    $115    $144     $139    $101
S&P 500                          $100    $111    $125    $130     $169    $203
S&P LEISURE TIME (PRODUCTS)      $100    $163    $188    $188     $236    $279


$100 INVESTED ON 9/30/91 IN STOCK OR INDEX -- INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING SEPTEMBER 30.

     The Company is using the same published industry indexes it has in previous years. Standard & Poor's Corporation, without any direction or input from the Company, modified the list of issuers which comprise the Leisure Time Index. The Company has provided the necessary comparisons for the required time period using the published industry index as modified.

                                   SCHEDULE I

     The following presents certain information concerning the directors and executive officers of DDC and the Offeror who are the Designees of DDC and the Offeror to the Board. The information contained herein concerning the Designees has been furnished by DDC and Offeror. The Company assumes no responsibility for the accuracy or completeness of such information.

                 NAME                            CURRENT POSITIONS WITH DDC AND THE OFFEROR
                 ----                            ------------------------------------------
Roger S. Penske........................  Chief Executive Officer and Chairman of the Board of
                                         Directors of DDC and the Offeror
Timothy D. Leuliette...................  Vice Chairman and Director of DDC and the Offeror
Ludvik F. Koci.........................  President and Director of DDC and the Offeror
Robert R. Allran.......................  Senior Vice President -- Operations of DDC
J. Randall Lawrence....................  Senior Vice President -- Finance of DDC, Senior Vice
                                         President of the Offeror
David F. Merrion.......................  Senior Vice President -- Engineering of DDC

     Roger S. Penske is 60 years old. He has been Chairman and a director of DDC since its organization in 1987. Mr. Penske is also Chairman of the Board and Chief Executive Officer of Penske Corporation. Penske Corporation is a privately-owned diversified transportation services company which (among other things) holds, through its subsidiaries, interests in a number of businesses, including Penske Truck Leasing Co., L.P., Penske Motorsports, Inc., and Diesel Technology Company. Mr. Penske is also a member of the Boards of Directors of Philip Morris Companies Inc., General Electric Company, Penske Motorsports, Inc. and Gulfstream Aerospace Corporation.

     Timothy D. Leuliette is 47 years old. He has been a director and Vice Chairman of DDC since 1996. Before that, Mr. Leuliette had been President and Chief Executive Officer of ITT Automotive, Inc., and Senior Vice President of ITT Industries, Inc., since 1991, and was President and Chief Executive Officer of Siemens Automotive, L.P. from 1988 to 1991. Mr. Leuliette is also a director and the President and Chief Operating Officer of Penske Corporation. Mr. Leuliette is a director of Libbey-Owens-Ford and the Detroit Branch of The Federal Reserve Bank of Chicago. His other affiliations have been with the Leukemia Society of America, Children's Center, Vision 2000, Arthritis Foundation and Junior Achievement.

     Ludvik F. Koci is 61 years old. He has been a director of DDC since its organization in 1987. Mr. Koci has been President and Chief Operating Officer since December 1989. Before that, Mr. Koci had been Executive Vice President of DDC since its organization in 1987. Prior to DDC's commencement of operations in January 1988, Mr. Koci had been employed by General Motors since 1954. Mr. Koci is also a Director of Wabash National Corporation.

     Robert R. Allran is 54 years old and has been Senior Vice President -- Operations of DDC since DDC's organization in 1987.

     J. Randall Lawrence is 47 years old and was appointed Senior Vice President -- Finance of DDC in January 1995. Prior to this appointment, Mr. Lawrence was Chief Financial Officer of Penske Automotive Group, Inc. since 1986.

     David F. Merrion is 60 years old and has been Senior Vice President -- Engineering of DDC since DDC's organization in 1987.